UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Meade Instruments Corp.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

583062104

(CUSIP Number of Class of Securities)

John A. Elwood

Chief Financial Officer

Meade Instruments Corp.

27 Hubble

Irvine, CA 92618

(949) 451-1450

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

John D. Hudson, Esq.

O’Neil LLP

19900 MacArthur Blvd.

Suite 1050

Irvine, CA 92612

(949) 798-0500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. Subject Company Information.

(a) The name of the subject company is Meade Instruments Corp., a Delaware corporation (the “Company” or “Meade”). The principal executive offices of the Company are located at 27 Hubble, Irvine, California 92618, and the telephone number is (949) 451-1450.

(b) The title of the class of equity securities to which this Solicitation/Recommendation statement on Schedule 14D-9 (together with any Exhibit or Annex hereto, this “Statement”) relates is the Company’s Common Stock, par value $0.01 per share (the “Common Stock”). As of July 5, 2013, there were 1,305,148 shares of Common Stock issued and outstanding, and as of July 5, 2013, there were an additional 70,775 shares of Common Stock reserved for issuance pursuant to outstanding employee stock options.

ITEM 2. Identity and Background of Filing Person.

(a) Name and Address of Person Filing this Statement. The Company’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference, and the Company is the person filing this Statement.

(b) MITC Tender Offer. This Statement relates to the tender offer by MITC Capital Inc., a California corporation (“MITC”), and VictoryOne Inc. (“Purchaser” and, together with MITC, the “MITC Parties”), a Delaware corporation and a wholly-owned subsidiary of MITC, to purchase all outstanding shares of Common Stock at $3.65 per share of Common Stock, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 20, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “MITC Offer”) contained in the Schedule TO filed by the MITC Parties (as amended or supplemented from time to time the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on June 21, 2013.

The MITC Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the MITC Offer a number of shares of Common Stock, which, together with the shares of Common Stock then owned by MITC, represents at least a majority of the total number of shares of Common Stock outstanding on a fully-diluted basis, (ii) MITC being satisfied, in its reasonable discretion, that the Agreement and Plan of Merger dated May 17, 2013 by and among JOC North America LLC (“JOC”), JOCNA Inc. and the Company (the “JOC Merger Agreement,” and the merger of the Company and JOCNA Inc. contemplated therein, the “Pending JOC Merger”) has been terminated and that a definitive merger agreement, in a form satisfactory to MITC, in its reasonable discretion, among the Company, MITC and Purchaser has been executed, (iii) MITC being satisfied, in its reasonable discretion, that the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”) do not apply to or otherwise restrict the MITC Offer and the proposed merger with the Company, and (iv) any waiting periods under any applicable domestic and foreign statutes or regulations having expired, or been terminated, or been satisfied.

As set forth in the Schedule TO, the address of the principal executive offices of MITC and Purchaser is 97 E. Brokaw Rd., Suite 210, San Jose, California 95112 and their telephone number is (408) 329-6148.

All information contained in this Statement or incorporated herein by reference concerning the MITC Parties or their respective affiliates, or actions or events with respect to any of them, was obtained from reports and information filed by the MITC Parties with the SEC and the Company takes no responsibility for such information.

ITEM 3. Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth herein or as otherwise incorporated herein by reference, to the knowledge of the Company as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the MITC Parties or their executive officers, directors or affiliates.

Certain information regarding agreements, arrangements or understandings between the Company, on the one hand, and the Company’s executive officers and directors or affiliates, on the other hand, is described on pages 27 through 31 of the Company’s Annual Report on Form 10-K (the “2013 Annual Report”) filed with the SEC on May 30, 2013, and those pages to the 2013 Annual Report are incorporated herein by reference.

In considering the recommendation of the Board of Directors of the Company (the “Board”) with respect to the MITC Offer, the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the MITC Offer and/or in the Pending JOC Merger that are described below that may present them with certain potential conflicts of interest.

The Board was aware of such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4: The Solicitation or Recommendation.”

MITC Parties Ownership in the Company

According to the Schedule TO, the wife of the Chairman and Chief Executive Officer of MITC and Purchaser beneficially owns 125,541 shares of Common Stock as of June 20, 2013, representing approximately 9.62% of the outstanding shares of Common Stock, and such shares were purchased through open market transactions commencing on March 15, 2012 for an aggregate purchase price of $394,813 (or $3.14 per share).

Arrangements with Executive Officers and Directors of the Company Implicated by the MITC Offer

Continued Role at MITC

MITC has indicated in the Schedule TO that in connection with the consummation of the Offer it intends to maintain the Company’s “key employees” which presumably includes the Company’s executive officers; however, Purchaser also indicated that as soon as practicable after consummation of the Offer it intends to seek maximum representation on Meade’s Board of Directors, and to request some or all of the current Board members to resign.

Cash Consideration Payable Pursuant to the MITC Offer.

If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to the MITC Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of July 5, 2013, the directors and executive officers of the Company beneficially owned in the aggregate 81,434 shares of Common Stock (excluding unvested shares of restricted stock and options to purchase Common Stock). If the directors and executive officers were to tender all of their shares for purchase pursuant to the MITC Offer and those shares were accepted for purchase and purchased by Purchaser, the directors and officers would receive an aggregate of $297,234 in cash. As discussed below in Item 4(c), to the knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the MITC Offer. In addition, the executive officers of the Company own 81,334 of the 81,434 shares of Common Stock described above and have entered into a Voting Agreement with JOC related to the Pending JOC Merger which, among other things, restricts the transfer or other disposition of any shares of Common Stock held by such persons (the “Voting Agreement”). A copy of the Voting Agreement is filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 17, 2013, and is incorporated herein by this reference. The Voting Agreement would prevent the executive officers from tendering their shares of Common Stock for purchase pursuant to the MITC Offer until the earlier of (i) the termination of the JOC Merger Agreement in accordance with its terms, (ii) the effective time of the JOC Merger, and (iii) the date upon which JOC and any executive officer agree in writing to terminate the Voting Agreement (but, in such event, only with respect to such executive officer).

Payments with Respect to Equity-Based Awards. The Company has assumed that equity-based awards will receive equivalent treatment under both the JOC Merger Agreement and in the form of MITC merger agreement (the “MITC Merger Agreement” and the merger of Purchaser and the Company being the “MITC Merger”) which has not yet been provided to the Company. In connection with the completion of the MITC Offer or the MITC Merger, the equity-based awards held by Meade’s executive officers and directors will be treated as follows:

Stock Options. Upon completion of the MITC Offer or the MITC Merger, each then-outstanding stock option that was granted by the Company will be cancelled, and option holders will receive from MITC or the surviving corporation an amount in cash equal to the product of (x) the number of shares of Common Stock covered by such option, whether or not vested, multiplied by (y) the excess, if any, of the $3.65 per share consideration over the per-share exercise price for such option, less any applicable withholding taxes.

Except for 750 options granted to these directors, all of the options currently held by Meade’s executive officers and directors were granted at exercise prices above $3.65, and thus, no payments will be made with respect to such options held by executive officers and directors of Meade. Upon completion of the MITC Offer or the MITC Merger, these directors will receive in the aggregate only $335.00 with respect to their options.

Restricted Stock. At the time the MITC Offer is completed or the MITC Merger becomes effective, all restricted stock awards will become fully vested (including any held by Meade’s executive officers and directors), and each share that is subject to a restricted stock award will be treated identically to all other outstanding shares of Common Stock. The executive officers and directors hold the following number of restricted shares:

	Restricted Shares
Executive Officer/Director	Vested Shares	Unvested Shares
Steven G. Murdock	7,500	60,000
John A. Elwood	5,000	40,000
Timothy C. McQuay	0	—
Frederick H. Schneider, Jr.	0	—
Mark D. Peterson	0	—

Payments and Benefits upon Termination of Employment. Meade has entered into employment agreements with its executive officers that provide for severance payments and other benefits in the event of specified terminations of the executive officer’s employment.

Steven G. Murdock. Meade is a party to an employment agreement with Mr. Murdock, the Company’s Chief Executive Officer and a director. In the event that the Company terminates his employment without “cause” or Mr. Murdock resigns for “good reason”, he will be entitled to a lump sum payment equal to twelve months base salary (currently, $250,000) plus funds equal to the aggregate amount of the Company sponsored portion of his group medical and dental insurance coverage for a period of 18 months (or if longer, the period between termination and August 4, 2016).

John A. Elwood. Meade is a party to an employment agreement with Mr. Elwood, the Company’s Senior Vice President-Finance and Administration, Chief Financial Officer and Secretary. In the event that the Company terminates his employment without “cause” or Mr. Elwood resigns for “good reason”, he will be entitled to a lump sum payment equal to twelve months base salary (currently, $170,000) plus funds equal to the aggregate amount of the Company sponsored portion of his group medical and dental insurance coverage for a period of 18 months.

In addition, see the information included under “Golden Parachute Information” below in “Item 8: Additional Information.”

Indemnification and Related Arrangements

The Company’s certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The certificate of incorporation provides that the Company’s directors will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derives any improper personal benefit.

The Company’s certificate of incorporation and bylaws provide that it will indemnify its directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on its behalf. The Company’s certificate of incorporation and bylaws provide that the Company shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The Company’s certificate of incorporation and bylaws also authorize the Company to indemnify any of the Company’s employees or agents and permit it to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his action in that capacity, whether or not Delaware law would otherwise permit indemnification. The Company has secured such insurance.

The Company has entered into indemnity agreements with each of its directors and executive officers. The form of agreement provides that the Company will indemnify each of its directors and executive officers against any and all expenses incurred by that director, executive officer because of his status as one of its directors or executive officers, to the fullest extent permitted by Delaware law, the Company’s certificate of incorporation and its bylaws (except in a proceeding initiated by such person without Board approval). In addition, the form of agreement provides that, to the fullest extent permitted by Delaware law, the Company will advance all expenses incurred by the Company’s directors and executive officers in connection with a legal proceeding.

ITEM 4. The Solicitation or Recommendation.

(a) Recommendation.

After thorough review and consideration of the MITC Offer and consultation with the Company’s outside legal counsel, and in light of the factors described below, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY REJECT THE MITC OFFER AND NOT TENDER THEIR SHARES OF COMMON STOCK TO THE MITC PARTIES PURSUANT TO THE MITC OFFER. At this time, the Board reaffirms its recommendation that the Company’s stockholders vote FOR the adoption of the JOC Merger Agreement. Any change in the Board’s recommendation regarding the MITC Offer will be communicated to the Company’s stockholders as promptly as practicable in the event that such a determination is reached. See “Reasons for and Background of the Recommendation” below for further details.

A press release relating to the Board’s recommendation is filed as Exhibit (a)(2) to this Statement and is incorporated herein by reference. Any holder of shares of Common Stock that has tendered shares of Common Stock can withdraw them. For assistance in doing so, the Company’s stockholders can contact their broker.

(b) Reasons for and Background of the Recommendation.

Current Status of Pending JOC Merger and JOC Merger Agreement

As further described below and elsewhere in this Statement, the Company and JOC entered into the Initial JOC Merger Agreement on May 17, 2013.

In the Pending JOC Merger, each holder of Common Stock will have the right to receive a cash amount of $3.45 per share. Although this amount is less than the MITC Offer, the MITC Offer is subject to many conditions, and there can be no assurances that the Company will be able to consummate a transaction with MITC. See “Reasons for the Recommendation” below. On May 31, 2013, the Company filed a preliminary proxy statement with the SEC with respect to a special meeting of stockholders to approve the JOC Merger Agreement.

Background of the Pending JOC Merger and the MITC Offer.

From time to time, Meade’s Board and management team have reviewed Meade’s strategic focus in light of conditions in the industry in which Meade operates and the long-term interests of Meade and its stockholders. During the Company’s fiscal year ended February 28, 2007, the Company had net sales of over $100 million, but during that same fiscal year Meade also had a net loss of around $20 million. The Company then went through a restructuring and in the first and second quarters of its fiscal year ended February 28, 2009 sold its three riflescope brands and operations to various buyers for an aggregate purchase price of $15.25 million, all in an attempt to provide liquidity and bring the Company back to profitability. In addition, in January 2009 the Company sold its European business to an affiliate of JOC, Meade Instruments Europe GmbH & Co. KG. (“JOC Affiliate”), for approximately $12.4 million. Although the Company’s net loss was reduced to approximately $1.4 million for the fiscal year ended February 29, 2012 on much lower net sales of approximately $21.5 million, the Company still remained unprofitable.

In the Company’s second fiscal quarter ended August 31, 2012, the Company lost approximately $1.0 million and its available cash at the end of that fiscal quarter had been reduced to under $700,000. The Company’s fiscal position continued to deteriorate during the Company’s third fiscal quarter ended November 30, 2012, and the Company lost over $1.3 million and its available cash at the end of that quarter was under $300,000.

Due to the Company’s recent difficulties and steady reduction in available cash, members of the Board and management became increasingly concerned about the Company’s ability to remain a going concern. In addition, the Company had recently received unsolicited inquiries regarding a business transaction with the Company, including an inquiry from the JOC Affiliate in December 2012 regarding an acquisition of the Company by the JOC Affiliate and the JOC Affiliate’s majority shareholder, Jinghua Optics & Electronics Co., Ltd. (“Jinghua Optics”). A meeting was held on December 20, 2012 with JOC Affiliate and Jinghua Optics regarding their interest in acquiring the Company.

On January 10, 2013, at the Company’s regularly scheduled board of directors meeting, the Board discussed the losses in each of the first three quarters of the Company’s fiscal year ending February 28, 2013 and the Company’s outlook for the fourth quarter and fiscal year 2014. The Board then discussed the Company’s liquidity situation and came to the conclusion that all possible strategic alternatives for the Company needed to be considered.

On January 11, 2013, John Elwood, the Company’s Chief Financial Officer, was contacted by an investment advisor of MITC regarding an interest in acquiring the Company and the advisor discussed MITC’s interest in acquiring the Company. Mr. Elwood provided the advisor a confidentiality agreement on January 16, 2013 and a meeting was scheduled for Tuesday January 22, 2013 among Mr. Elwood, Steven Murdock, the Company’s Chief Executive Officer, the principal of MITC and the advisor. The investment advisor for MITC informed Mr. Elwood on January 21, 2013 that the principal of MITC was an individual who had met with Mr. Elwood and Mr. Murdock in March 2012 regarding MITC’s interest in acquiring the Company at that time. Mr. Elwood explained to MITC’s principal and the advisor that no non-public information regarding the Company would be disclosed to them until the confidentiality agreement was signed, which they stated they understood. MITC’s principal requested, and was granted, additional time to review the confidentiality agreement at the January 22, 2013 meeting.

On January 14, 2013, the Company reported its third quarter results which included a substantial loss and a weakened financial position. The Company also reported that there existed substantial doubt about the Company’s ability to continue as a going concern, and that the Company was seeking opportunities in a strategic relationship or a business combination.

On January 18, 2013, the Board held a special meeting. Mr. Elwood reported that the Company’s financial condition continued to deteriorate due to, among other things, the Company’s inability to finalize the development of its planned new products and the steep reduction of sales of its existing products in the 2013 fiscal year. Mr. Elwood also reported that the Company continued to lose money quarter after quarter and expected a loss of approximately $1 million in the fourth quarter. In addition, he noted that, except for its working capital line of credit secured by its receivables, the Company had no other financing. Furthermore, due to the Company’s recurring losses and inability to reduce its cost structure sufficiently to offset the reduction in revenues, no additional financing could be obtained. Although equity financing may have been available, the Board expected that the terms would be so onerous that the existing stockholders would be severely diluted. Consequently, the Board determined that the Company must consider all options available to it. The Board suggested that one option would be to attempt to sell the Company and provide its stockholders with some consideration now, rather than continue to lose money until the Company became insolvent. Mr. Murdock reported that some customers and suppliers had indicated an interest in buying the Company or some of its assets. The Board then discussed a process to approach all potential interested parties, including these customers and suppliers. After discussion, the Board authorized the Company’s officers to begin the process regarding a potential transaction with the Company. In addition, the Board approved a “request for interest letter” to be sent to these parties.

On January 21, 2013, Mr. Elwood sent the request for interest letter to approximately 50 parties. The request for interest letter outlined that the Board was considering various strategic alternatives and the Company was discussing such alternatives with a number of different interested parties with the intention to move forward quickly and efficiently in the event that a strategic alternative or transaction is identified. The letter requested that the parties contact Mr. Elwood not later than February 6, 2013.

On January 21, 2013, Mr. Elwood was contacted by the investment advisor of Bidder B regarding an interest in discussing Bidder B acquiring the Company. Mr. Elwood had various discussions with Bidder B’s advisor between January 21, 2013 and January 30, 2013 regarding a confidentiality agreement, which was signed on January 30, 2013. In addition, an in-person meeting among Bidder B, Mr. Elwood and Mr. Murdock was scheduled for Friday February 8, 2013.

On January 23, 2013, Mr. Elwood was contacted by the CFO of Bidder C regarding an interest in discussing strategic alternatives. They discussed a confidentiality agreement, which was signed by the CEO of Bidder C on January 25, 2013, and a meeting was scheduled among the CEO and CFO of Bidder C, Mr. Elwood and Mr. Murdock for February 2, 2013.

On January 24, 2013, Mr. Elwood received a confidentiality agreement from the JOC Affiliate and another from Jinghua Optics.

On February 6, 2013, the Board held a special meeting. Mr. Elwood first reported on the status of the Company’s procedures in contacting various parties and their responses regarding a potential strategic transaction with the Company. Mr. Elwood noted that five parties had responded to the Company’s communication with little or no interest, five parties had responded with apparently genuine interest in a transaction with the Company, and the remainder of the contacted parties had not responded at all. Mr. Elwood also reported that each of the parties that responded with interest told the Company they would be providing a proposal to the Company within the next seven days.

On February 6, 2013, a representative of O’Neil LLP, Meade’s legal counsel, engaged in discussions with counsel for Bidder C regarding a proposed structure for an acquisition of Meade by Bidder C. O’Neil LLP reported to Mr. Elwood and Mr. Murdock that Bidder C was exploring an asset purchase transaction pursuant to Section 363 of the Bankruptcy Code.

On February 7, 2013, the Company received a non-binding letter of intent from MITC. Under the letter of intent, MITC proposed to acquire all of the stock of Meade through a statutory merger or a tender offer for an aggregate purchase price of $2.5 million (or $1.92 per share). However, MITC continued its refusal to sign the Company’s confidentiality agreement on terms acceptable to the Company.

On February 12, 2013, the Company received a non-binding letter from the JOC Affiliate under which the JOC Affiliate proposed a stock purchase of the Company for $3.5 million (or $2.68 per share).

On February 13, 2013, the Company received a non-binding indication of interest from Bidder C containing a proposal for an asset purchase of the Company, potentially pursuant to Section 363 of the Bankruptcy Code. The proposed purchase price was “approximately $3.5 million to $4 million.”

On February 15, 2013, the Board held a special meeting. John Elwood first reported on the three proposals the Company had received regarding a proposed strategic transaction with the Company. Mr. Elwood also discussed with the Board that the proposed structure of each varied, one for stock through a merger, one for an asset purchase and one for stock through a tender offer. In addition, Mr. Elwood reported that another party had met with the Company on February 8, 2013, and that party had indicated that it intended to submit an offer early the following week. After discussion, the Board authorized the officers to respond to each of the offering parties and inform each that its offer was appreciated; however, its offer was similar to the other offers in the amount of consideration, and that the Board suggested that each bidder should consider a better offer. Also, the Board directed management that the party submitting the asset proposal should be informed that others have submitted stock proposals which are superior to its proposal due to the costs which would be incurred in liquidating the Company after an asset sale, such as the costs to terminate the Company’s leases in Irvine, California and in Mexico, as well as severance and other costs.

On February 19, 2013, the Company received a revised letter of intent from the JOC Affiliate under which the JOC Affiliate increased its offer from $3.5 million to $4.5 million (or $3.45 per share) and also reduced its proposed exclusivity period from 90 days to 45 days.

On February 20, 2013, the Company received a non-binding letter of intent from Bidder B. The proposed acquisition structure was either (i) to acquire all of the capital stock of Meade pursuant to a merger or (ii) to acquire substantially all of the assets of Meade pursuant to Section 363 of the Bankruptcy Code. The proposed purchase price in the merger structure was $4.0 million, as adjusted downward dollar-for-dollar to the extent the Company’s adjusted net worth was less than $6.895 million at closing. The proposed purchase price in the asset purchase structure was $3.65 million, as adjusted downward dollar-for-dollar if the Company’s adjusted net worth was less than $6.45 million at closing.

On February 20, 2013, the Company also received a revised letter of intent from Bidder C under which Bidder C increased its offer to $4.5 million. In its revised letter of intent, Bidder C also changed its proposed structure from an asset purchase to a stock purchase using a two-step merger structure (i.e., a tender offer followed by a merger).

On February 21, 2013, the Company received a letter of intent from MITC extending its initial offer of $2.5 million in the form of a stock purchase. However, MITC continued to refuse to sign a confidentiality agreement.

On February 22, 2013, the Board held a special meeting. Mr. Elwood reported on the status of the four proposals that the Company had received regarding a potential strategic transaction with the Company. He then discussed each of the proposals as follows: (i) the basic structure of the proposed transaction; (ii) the amount of consideration; (iii) the financing proposed or required; (iv) the length of the proposed exclusivity period; (v) any break-up fee contemplated; and (vi) the timing needed to close the transaction. The Board then discussed each of the proposals, including, among other things, the ability of each potential acquirer to close the proposed transaction. The proposals of the JOC Affiliate and Bidder C were each for $4.5 million in consideration, with Bidder C requesting a 60-day exclusivity period and JOC Affiliate requesting a 45 day exclusivity period. Bidder B was proposing $4 million in consideration; however, the Board considered its financing less concrete, and Bidder B requested a break-up fee of $350,000. MITC continued to propose only $2.5 million and had not yet signed a confidentiality agreement, limiting the amount of information which the Company could provide to them. Since the consideration in three of the proposals was similar, the Board determined that the Company again should request the bidding parties to increase their offers. After discussion, the Board authorized management to respond to each of the potential acquirers and direct management to explain to each bidder that the consideration proposed by each was similar and that each should consider increasing their offer. However, because MITC would not sign a confidentiality agreement, the Board directed management to tell MITC only that its offer was not acceptable.

On February 22, 2013, the JOC Affiliate contacted Mr. Elwood and increased its offer to $4.75 million.

On February 25, 2013, Bidder B contacted Mr. Elwood and increased its offer from $4.0 million to $5.0 million. Bidder B also stated that this was its maximum offer.

On February 25, 2013, Mr. Elwood contacted the JOC Affiliate and told it that another party’s offer was higher than the JOC Affiliate’s $4.75 million offer. The JOC Affiliate then increased its offer to $5.0 million. The JOC Affiliate also stated that this was its last and best offer.

On February 25, 2013, the Board held a special meeting. Mr. Elwood updated the Board on the status of the acquisition proposals received by the Company. Mr. Elwood reported that he had told MITC that its offer was not acceptable, and he did not provide MITC any information on the other proposals. Bidder C refused to increase its offer above $4.5 million, while the JOC Affiliate and Bidder B had each increased its offer to $5 million, and that Mr. Elwood also reported that MITC did not respond as to whether or not it would increase its $2.5 million offer. Mr. Elwood also reported that each of the JOC Affiliate and Bidder B had stated that its offer was final and it would not be increasing its offer any further. The Board then compared and discussed all of the offers, focusing on the higher offers of the JOC Affiliate and Bidder B. After discussion, the Board determined that the offer of the JOC Affiliate was superior to the offer of Bidder B, as the JOC Affiliate’s offer (1) was from a party with which the Company had previously, successfully completed a significant transaction, (2) had what the Board considered more reliable financing commitments and (3) understood the Company better (due to its current relationship with the Company as a distributor of the Company in Europe) and, as a result, was less likely to raise issues in connection with its due diligence and could close a transaction faster (which was important to the Company due to the Company’s precarious financial position). Based on its determination that the JOC Affiliate’s proposal was superior to the other proposals received by the Company and that entering into the letter of intent proposed by JOC Affiliate was in the best interest of the Company and its stockholders, the Board unanimously approved the JOC Affiliate proposal and authorized the officers to execute and deliver the letter of intent of JOC Affiliate on behalf of the Company.

On February 25, 2013, Mr. Elwood informed JOC Affiliate that the Board would accept its offer, and also informed the other bidders that the Board had chosen another bidder and would grant a 45-day exclusivity period to that bidder.

On February 26, 2013, the Company received a revised letter of intent from Bidder B increasing its offer to $5.1 million. The offer price was subject to a dollar-for-dollar downward adjustment to the extent the Company’s adjusted net worth was less than $6.1 million at closing.

On February 26, 2013, the Board held a special meeting. Mr. Elwood informed the Board that, notwithstanding that Bidder B had previously stated that it would not increase its $5.0 million offer, it had increased its offer from $5.0 million to $5.1 million. Although this offer was $100,000 more than the offer of JOC Affiliate, the amount of the offer was subject to a downward dollar-for-dollar adjustment to the extent that the Company’s net worth on closing was less than $6.1 million. Based on the Company’s then current net worth and the deterioration of its net worth over the past year and as projected through closing, the Board determined that the Company’s net worth as of closing was projected to be approximately $5.5 million to $5.7 million and, as a result, the reduction in net worth at closing would likely adjust Bidder B’s $5.1 million offer downward to between $4.5 million and $4.7 million. After discussion, the Board unanimously rejected this new revised offer as it concluded that the JOC Affiliate’s offer remained superior in consideration and for the other reasons previously discussed by the Board at its February 25, 2013 special meeting.

On February 28, 2013, a final letter of intent was signed by both the JOC Affiliate and the Company and a 45 day exclusivity period was granted to the JOC Affiliate to perform due diligence and draft a definitive merger agreement. The letter of intent provided that the merger agreement would be entered into between the Company and an affiliate of the JOC Affiliate.

On March 1, 2013, the Company’s representatives began to provide due diligence material to the Corporate Counsel Group LLC (referred to as CCG), the counsel for Jinghua Optics (the majority owner of JOC Affiliate), based on a due diligence request of CCG.

On March 18, 2013, CCG delivered a first draft of the Agreement and Plan of Merger (referred to as the merger agreement) to the Company and counsel for the Company, O’Neil LLP.

On March 25, 2013, the Board held a special meeting. O’Neil LLP discussed the first draft of the merger agreement (a copy of which had been provided to the directors prior to the meeting). The Board discussed, among other things, the termination fee (or break-up fee) proposed in the first draft of the merger agreement. O’Neil LLP noted that the fee of $250,000 plus expenses (which would be greater than $100,000) was large for a transaction of this size. The Board believed it may stop potential higher offers for the Company once the transaction was announced to the public. After discussion, the Board directed O’Neil LLP to negotiate for a break-up fee of $200,000 up to $250,000. O’Neil LLP also noted that the JOC Affiliate was not planning to be a party to the merger agreement; instead, for tax planning and other business purposes specific to Jinghua Optics, a newly formed and a wholly-owned Delaware limited liability company of Jinghua Optics was to be the acquirer in the transaction. After discussion, the Board determined that it would require that the JOC Affiliate either be a party to the merger agreement or guarantee the material obligations of the acquirer.

On March 27, 2013, O’Neil LLP delivered a revised draft of the merger agreement to the JOC Affiliate and CCG.

On April 1, 2013, the Board held another special meeting to discuss the progress of the merger negotiations and the open issues related to the merger agreement, as well as the status of the JOC Affiliate’s due diligence investigation of the Company.

On April 2, 2013, CCG delivered a revised draft of the merger agreement to O’Neil LLP. In connection with that revised draft of the merger agreement, CCG informed O’Neil LLP that the JOC Affiliate would not be party to the merger agreement and that Jinghua Optics (the majority owner of the JOC Affiliate) would be forming a new entity (JOC) to be party to the merger agreement. Further, CCG clarified that Jinghua Optics was controlling the merger negotiations and that JOC Affiliate, as an affiliate of Jinghua Optics, was acting as the representative of Jinghua Optics for the purposes of the merger agreement and the transactions contemplated thereby.

On April 8, 2013, the Board held a special meeting to discuss the proposed transaction and the status of negotiations with the JOC Affiliate and Jinghua Optics. O’Neil LLP reviewed the remaining material open issues related to the merger agreement. The Board then discussed these open issues and gave O’Neil LLP direction on these points. The Company’s management then discussed that the JOC Affiliate and Jinghua Optics were requesting a one to two week extension to the exclusivity period in the letter of intent so that it could finish its due diligence. After discussion, the Board approved an eight day extension until April 22, 2013.

On April 14, 2013, the Company issued an Amendment to Letter of Intent to extend the exclusivity period to April 22, 2013.

On April 22, 2013, the JOC Affiliate contacted Mr. Elwood and Mr. Murdock informed them that the JOC Affiliate, on behalf of Jinghua Optics, was reducing Jinghua Optics’ offer from $5.0 million to $4.0 million. Mr. Elwood and Mr. Murdock discussed the reasons for this decrease with the JOC Affiliate and explained that the Company would not be able to grant another extension of exclusivity to the JOC Affiliate and its affiliates and would have to contact the other bidders. Mr. Elwood and Mr. Murdock asked the JOC Affiliate if those discussions resulted in a superior offer would it consider increasing their offer again; they stated that they would not consider raising it above $4.0 million.

On April 23, 2013, Mr. Elwood was contacted by the financial advisor for MITC, and Mr. Elwood explained that the Company would consider an offer from MITC, but requested that the confidentiality agreement be signed. MITC reiterated their unwillingness to sign the agreement. Mr. Elwood suggested that MITC and its attorney speak with the Company’s legal counsel regarding their reservation about signing the confidentiality agreement; that discussion occurred on April 26, 2013 but MITC continued to refuse to sign the agreement. MITC requested a meeting between MITC’s advisor and Mr. Elwood on May 1, 2013 to discuss their interest and attempt to resolve their concerns about the confidentiality agreement. However, that meeting did not resolve their concerns so a telephone call with legal advisors of both parties was held on May 3, 2013 to attempt to negotiate a mutually agreeable confidentiality agreement, but MITC still refused to sign the agreement.

On April 23, 2013, Mr. Elwood contacted Bidder B and Bidder C and explained the fact that the exclusivity period had ended for the JOC Affiliate and that the Company had decided not to grant an extension of exclusivity for the JOC Affiliate and was therefore again open to discussing their interest in acquiring the Company. The Company provided updated financial and business information for their consideration as well.

On April 25, 2013, Bidder C requested a meeting with Mr. Elwood and Mr. Murdock on April 29, 2013 to discuss the current status of the Company’s business. Mr. Elwood provided updated information to Bidder C and answered various questions between April 29, 2013 and May 5, 2013. On May 6, 2013, Bidder C called Mr. Elwood and explained that they would not be submitting an offer due to other commitments that they had made since their initial proposal in February.

On May 1, 2013, Mr. Elwood called Bidder B and asked if they had any interest in further discussions as Bidder B had not been in contact with the Company. Bidder B stated that there was an interest but that the principals had been preoccupied and travelling. Mr. Elwood reminded Bidder B that the Company maintained a sense of urgency with respect to executing a transaction and requested that any offer would need to be provided by May 8, 2013. On May 7, 2013 and May 8, 2013, Bidder B contacted Mr. Elwood and Mr. Murdock and explained that they would not be submitting a revised offer, and instead requested that the Company stop its ongoing process with the JOC Affiliate and its discussions with other parties and that the Board enter into a separate, exclusive process with Bidder B which Bidder B would manage. Mr. Elwood and Mr. Murdock declined Bidder B’s request.

On May 8, 2013, the Board held a special meeting to discuss a non-binding letter of intent the Company had received from MITC to acquire all of the stock of Meade through a statutory merger or a tender offer for an aggregate purchase price of $4.57 million (or $3.50 per share). However, MITC continued its refusal to sign the Company’s confidentiality agreement on terms acceptable to the Company and therefore had not received updated financial information about the Company since the Company’s January 14, 2013 release of its third quarter results. As a result, although the Board was considering the offer, the Board directed management not to agree to the letter of intent with MITC because MITC would not sign a confidentiality agreement and as a result the Board could not assess the ability of MITC to close a transaction without the exchange of confidential information of the Company. After the meeting, Mr. Elwood contacted the JOC Affiliate and requested that Jinghua Optics raise its offer. The JOC Affiliate, on behalf of Jinghua Optics, then increased Jinghua Optics’ offer to $4.5 million or $3.45 per share.

Later, on the evening of May 8, 2013, the Board held another special meeting to discuss the offer of MITC and the increased offer made by the JOC Affiliate, on behalf of Jinghua Optics. Although MITC’s offer was slightly higher, the offer of Jinghua Optics was based on a fully negotiated merger agreement, a due diligence investigation of the Company over a period of 60 days and a review of recent financial information of the Company. Due to these factors and the precarious financial position of the Company (taking the additional time to negotiate another merger agreement and undergoing another due diligence investigation would present a serious risk to the ability of the Company to continue), the Board unanimously approved the revised offer of Jinghua Optics and directed the Company’s management to finalize the merger agreement and related transactions.

On May 16, 2013, the Board held a special meeting which was attended by representatives of Marshall & Stevens Incorporated, the Board’s valuation advisor, and O’Neil LLP. At the request of the Board, Marshall & Stevens reviewed with the Board its analysis relating to the fairness, from a financial point of view, of the consideration to be received by the holders of Company common stock pursuant to the proposed merger and orally rendered its opinion (which opinion was confirmed by delivery of a written opinion dated May 16, 2013) that, based upon and subject to the procedures followed, assumptions, qualifications and limitations stated in its opinion, the consideration to be paid to the holders of Company common stock in the merger was fair, from a financial point of view. At the conclusion of the discussion, the Board determined that each of the transactions contemplated by the merger agreement, including the merger, was fair to, and in the best interests of, the Company and its stockholders, declared the advisability of, and approved, the JOC Merger Agreement and the transactions contemplated thereby, including the Pending JOC Merger, and resolved to recommend that the holders of Common Stock adopt the JOC Merger Agreement and approve the Pending JOC Merger.

On May 17, 2013, the Company signed the JOC Merger Agreement with JOC, the JOC Affiliate entered into a limited guaranty with the Company, and the executive officers of the Company entered into a voting agreement with JOC. The parties issued press releases announcing the Pending JOC Merger on the afternoon of May 17, 2013.

On June 7, 2013, MITC submitted to Meade’s management a “binding term sheet” to acquire all of the stock of Meade for $3.50 per share. Although MITC had dropped their exclusivity period for negotiation, the offer was similar to the May 8, 2013 and the offer was rejected.

Since MITC commenced its tender offer on June 21, 2013, MITC has not contacted the Company other than to submit the tender offer and to request a stockholder list from the Company. Among other things, as of the filing of this Statement, MITC has not proposed a form of agreement for the MITC Merger, which is one of the conditions to the MITC Offer.

In addition, the Board held meetings on June 21, July 2, and July 3, 2013, to discuss the Pending JOC Merger, the MITC Offer and related matters. The Board consulted a representative of O’Neil LLP during the discussions at each of these meetings.

Reasons for the Recommendation.

In reaching its determination to recommend that the Company’s stockholders reject the MITC Offer at this time, the Board considered numerous factors in consultation with management of the Company and the legal advisors to the Company, including, but not limited to, the following:

•

Terms of the JOC Merger Agreement—The JOC Merger Agreement represents a binding, negotiated commitment of both the Company and JOC, pursuant to which the Company’s failure to reject the MITC Offer and/or failure to reaffirm the Board’s recommendation that the Company’s stockholders vote FOR the adoption of the JOC Merger Agreement in this Statement would give JOC the right to terminate the JOC Merger Agreement immediately and, in that event, the Company would no longer have a commitment from JOC to acquire the Company and would have no assurance that MITC would complete the MITC Offer;

•

Conditional Nature of Initial MITC Offer—MITC is not required to accept for payment or pay for any shares of Common Stock, and may terminate or amend the MITC Offer, at any time before the expiration date of the MITC Offer (July 19, 2013) if any of the following conditions, among others, have not been met:

•

there being validly tendered and not withdrawn before the expiration of the MITC Offer a number of shares of Common Stock which, together with the shares of Common Stock then owned by MITC and its subsidiaries (including Purchaser), represent at least a majority of the total number of shares of Common Stock outstanding on a fully diluted basis;

•	MITC being satisfied, in its reasonable discretion, that the JOC Merger Agreement has been terminated;

•

that a definitive merger agreement, in a form satisfactory to MITC in its reasonable discretion, among the Company, MITC and Purchaser has been executed; however, as of July 5, 2013, MITC had not provided the Company with even a draft of a proposed merger agreement, and even if a merger agreement is provided to the Company, it would be unable to engage in meaningful discussions with MITC to complete a merger agreement because MITC will not agree to the form of confidentiality and “standstill” agreement required by the JOC Merger Agreement; and

•	MITC being satisfied, in its reasonable discretion, that the provisions of Section 203 of the DGCL do not apply to or otherwise restrict the MITC Offer and/or the MITC Merger.

•

Costs of Accepting MITC Offer—If the Company were to recommend that the Company’s stockholders accept the MITC Offer or to enter into a merger agreement with MITC and terminate the JOC Merger Agreement, then the Company would be required, in most circumstances, to pay JOC a $250,000 termination fee and will have, in all circumstances, incurred considerable transaction expenses, in each case regardless of whether the Company consummates a transaction with MITC, which fee and expenses would not be reimbursed or otherwise paid by MITC if the Company is unable to consummate a transaction with MITC.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the MITC Offer and the Pending JOC Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors.

(c) Intent to Tender.

To the knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the MITC Offer. In addition, the Voting Agreement would prevent the Company’s executive officers from tendering their shares of Common Stock for purchase pursuant to the MITC Offer until the earlier of (i) the termination of the JOC Merger Agreement in accordance with its terms, (ii) the effective time of the Pending JOC Merger, and (iii) the date upon which JOC and any executive officer agree in writing to terminate the Voting Agreement (but, in such event, only with respect to such executive officer).

ITEM 5. Persons/Assets Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the MITC Offer.

ITEM 6. Interest in Securities of the Subject Company.

No transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are in process by the Company in response to the MITC Offer that relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are in process by the Company in response to the MITC Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the MITC Offer that relate to or would result in one or more of the matters referred to in paragraphs (a) and (b) of this Item 7.

ITEM 8. Other Material Information.

Other Negotiations

The Company is engaged in discussions, initiated prior to the commencement of the MITC Offer, with a third party who has expressed an interest in acquiring the Company. In the course of these discussions, the third party has indicated that it is considering the acquisition of the Company’s stock through a merger with aggregate consideration of $5.5 million (or $4.21 per share). While these discussions are ongoing, there can be no assurance that they will ultimately lead to a binding agreement at a per share purchase price of $4.21, or that other terms and conditions or other aspects of any proposal may make any proposal more or less desirable or more or less attractive to Meade’s stockholders, or that any proposal will be able to be completed on a timely basis or will ever be superior to either the Pending JOC Merger or the MITC Offer. This information is only being provided to Meade’s stockholders for informational purposes only.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers based on the MITC Offer and MITC Merger, assuming that the MITC Offer’s completion date or the MITC Merger closing date is August 1, 2013, the named executive officers are terminated on the same day, and the vesting of all outstanding stock options and restricted shares is accelerated in full. The actual amounts of these payments and benefits to the executive officers can only be determined at the time of the completion of the MITC Offer, closing of the MITC Merger or termination of employment, as applicable, and may differ from the amounts set forth below. See also the information under the heading “Arrangements with Executive Officers and Directors of the Company Implicated by the MITC Offer” contained in “Item 3. Past Contracts, Transactions, Negotiations and Agreements.”

Golden Parachute Compensation

	Cash		Equity
Name	Severance Payment		Payment in Respect of Stock Options		Payment in Respect of Restricted Stock		Total
Executive Officers
Steven G. Murdock	$332,000	(a)	$—		$246,375	(c)(d)	$578,375.00
John A. Elwood	$186,500	(b)	$—		$164,250	(c)(e)	$350,750.00
Directors
Mark D. Peterson	$—		$160.00	(c)	$—		$160.00
Timothy C. McQuay	$—		$87.50	(c)	$—		$87.50
Frederick H. Schneider, Jr.	$—		$87.50	(c)	$—		$87.50

(a) Includes (i) $250,000 in a lump-sum severance payment and (ii) $82,000 representing the current cost of the Company sponsored portion of Mr. Murdock’s group medical and dental insurance coverage for the period between July 25, 2013 and August 4, 2016, in each case payable only in the event that Mr. Murdock is terminated by the Company without “cause” or he terminates his employment for “good reason” following the completion of the MITC Offer or the closing of the MITC Merger and during the term of his employment agreement with the Company. The Pending JOC Merger does not (and the Company has assumed that the MITC Merger would not) constitute “good reason” for purposes of these payments.

(b) Includes (i) $170,000 in a lump-sum severance payment and (ii) $16,500 representing the current cost of the Company sponsored portion of Mr. Elwood’s group medical and dental insurance coverage for a period of eighteen months, in each case payable only in the event that Mr. Elwood is terminated by the Company without “cause” or he terminates his employment for “good reason” following the completion of the MITC Offer or the closing of the MITC Merger and during the term of his employment agreement with the Company. The Pending JOC Merger does not (and the Company has assumed that the MITC Merger would not) constitute “good reason” for purposes of these payments.

(c) This amount will be payable as a result of the MITC Merger or the MITC Offer.

(d) Includes 60,000 shares of restricted stock (or $219,000) which will vest as a result of the completion of the MITC Offer or the closing of the MITC Merger.

(e) Includes 40,000 shares of resticted stock (or $146,000) which will vest as a result of the completion of the MITC Offer or the closing of the MITC Merger.

State Anti-Takeover Laws—Delaware.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL provides that an “interested stockholder” may not engage in any “business combination” with a corporation for three years following the time that such person became an “interested stockholder” unless (i) prior to such time the board of directors of the corporation approved the business combination or the transaction that resulted in such person becoming an “interested stockholder,” (ii) upon consummation of the transaction that resulted in such person becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer) or (iii) approved by the board of directors and the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the “interested stockholder” that is a party to the business combination. Section 203 of the DGCL further provides that the restrictions do not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under Section 203 of a proposed transaction that (a) constitutes one of the transactions described in the following sentence, (b) is with or by a person who either was not an “interested stockholder” during the previous three years or who became an “interested stockholder” with the approval of the corporation’s board of directors and (c) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an “interested stockholder” during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation, (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. Under the DGCL, the term “interested stockholder” includes a person that owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock or is an affiliate of the corporation that, at any time within the three-year period immediately prior to the date in question owned or had the right to acquire, directly or indirectly, 15% or more of the corporation’s outstanding voting stock.

State Anti-Takeover Laws—Other.

A number of states have adopted takeover laws and regulations that purport to varying degrees to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have or whose business operations have substantial economic effects in such states, or that have substantial assets, security holders, principal executive offices or principal places of business therein. If any state takeover statute is found applicable to the MITC Offer, MITC might be unable to accept for payment or purchase shares of Common Stock tendered pursuant to the MITC Offer or be delayed in continuing or consummating the MITC Offer. In such case, MITC may not be obligated to accept for purchase or pay for any shares of Common Stock tendered.

Appraisal Rights in Connection with the MITC Offer.

The Company’s stockholders do not have appraisal rights as a result of the MITC Offer. However, if a merger involving the Company and MITC is consummated, stockholders of the Company who have neither voted in favor of such a merger nor consented thereto in writing, and who otherwise under Delaware law comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such shares of Common Stock collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the MITC Offer and the market value of the shares of Common Stock. Stockholders should recognize that the value so determined could be higher or lower than the price paid pursuant to the MITC Offer or the consideration paid in such a merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the MITC Offer.

If, in the event that a merger with MITC is consummated, any holder of shares of Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in Delaware law, the shares of Common Stock of such stockholder will be converted into the right to receive the price per share of Common Stock paid in the MITC Merger. A stockholder may withdraw his demand for appraisal by delivering to the Company a written withdrawal of his demand for appraisal.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting stockholders under Delaware law does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of the DGCL. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

Antitrust.

At any time before or after MITC’s acquisition of shares of Common Stock pursuant to the MITC Merger or the MITC Offer, the FTC or the Department of Justice, Antitrust Division could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the MITC Merger or the purchase of shares of Common Stock pursuant to the MITC Offer, or seeking the divestiture of shares of Common Stock acquired by MITC or the divestiture of substantial assets of the Company or its subsidiaries or MITC or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the MITC Offer or the MITC Merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Statement contain forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. These forward-looking statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those set forth in Meade’s filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Further risks include the risk that litigation matters may be commenced, which might result in significant costs. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements.

ITEM 9. Exhibits.

Exhibit No.	Description

(a)(2)	Press Release of the Company, dated July 5, 2013.

(e)(1)	Pages 27 through 31 of the Company’s Annual Report on Form 10-K filed by the Company with the SEC on May 30, 2013 are incorporated herein by reference.

(e)(2)	Voting Agreement dated as of May 17, 2013, by and among Steven G. Murdock, John A. Elwood and JOC North America (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed by the Company with the SEC on May 17, 2013).

(e)(3)	Meade Instruments Corp. Amended and Restated 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed by the Company with the SEC on May 30, 2013).

(e)(4)	Form Non-Qualified Stock Option Agreement between the Company and non-employee directors of the Company receiving options granted pursuant to Section 8 of the Meade Instruments Corp. Amended and Restated 2008 Stock Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 18, 2012).

(e)(5)	Form Restricted Stock Agreement by and between the Company and recipients of restricted shares of the Company’s Common Stock granted pursuant to the Meade Instruments Corp. Amended and Restated 2008 Stock Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 18, 2012).

(e)(6)	Amended and Restated Employment Agreement dated as of August 2014, by and between the Company and Steven G. Murdock (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed by the Company with the SEC on May 30, 2013).

(e)(7)	Amended and Restated Employment Agreement dated as of August 2014, by and between the Company and Steven G. Murdoch (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed by the Company with the SEC on May 30, 2013).

(e)(8)	Certificate of Incorporation of the Company (incorporated by reference to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-21123), as filed with the Securities and Exchange Commission on March 13, 1997).

(e)(9)	Second Amended and Restated Bylaws of the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended February 28, 2009, as filed with the Securities and Exchange Commission on June 15, 2009).

(e)(10)	Form Indemnity Agreement between the Company and each member of the Board of Directors and the executive officers of the Company (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 9, 2011).

(g)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2013	MEADE INSTRUMENTS CORP.

	By:	/s/ John Elwood
	Name:	John Elwood
	Title:	Chief Financial Officer